Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 5200
Fax + 39 0125 522524
www.olivetti.it


03022250

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

olivetti

Ivrea, 28th April 2003


SEC MAIL PROCESSING SECTION
RECEIVED
APR 30 2003
WASH, D.C.
207

Re: **Olivetti S.p.A.--File No. 82-5181**

SUPPL

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Press releases issued by the Company on

- 21st March 2003
- 4th April 2003
- 15th April 2003

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

The file number is indicated in the upper right hand corner of the document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted

Loris Bisone

(General Counsel)

(Encls.)

olivetti


TELECOM
ITALIA

OLIVETTI AND TELECOM ITALIA BOARDS ADOPT THE MERGER PLAN TO INCORPORATE TELECOM ITALIA INTO OLIVETTI

IN CONNECTION WITH PRELIMINARY DATA ON THE CONVERSION OF OLIVETTI BONDS 3 BILLION EUROS ARE AVAILABLE FOR THE PUBLIC TENDER OFFER

OLIVETTI AND TELECOM ITALIA ORDINARY AND EXTRAORDINARY SHAREHOLDERS' MEETINGS CONVENED

Milan, 15 April 2003 - The Olivetti and Telecom Italia Boards of Directors today adopted the **plan to merge Telecom Italia SpA into Olivetti SpA**, confirming the terms already approved by the respective Boards on 11 March.

Transaction summary

As part of the integration plan approved by the Olivetti and Telecom Italia Boards of Directors **an exchange ratio** has been calculated **of seven Olivetti shares (each with a par value of 1.00) for each Telecom Italia share (each with a par value of 0.55 euros)**.

The Olivetti and Telecom Italia Boards of Directors have been assisted in determining the exchange ratio by international advisors: the Telecom Italia Board of Directors has been advised by Lazard and Goldman Sachs, while the Olivetti Board of Directors has been advised by JP Morgan. An authoritative academic expert in corporate economics has expressed a favorable opinion on the suitability of the valuation methodologies adopted. Best practice valuation methodologies and procedures were followed to calculate the exchange ratio, taking into account the differing the specific industries in which they operate.

As a result of the merger, Olivetti's controlling stake in Telecom Italia will be cancelled, and Olimpia's stake in Olivetti will be significantly diluted.

Consequently, shareholders in both Telecom Italia and Olivetti will have a stake in the capital of a company that has no controlling shareholder.

As part of the merger **Olivetti is to issue savings shares** which will be allocated to Telecom Italia savings shareholders as provided by the exchange ratio. The exchange ratio will be the same for ordinary and savings shares. Borsa Italiana will be asked to admit the newly issued savings shares for trading on its automated market. As a result of the application of the exchange ratio, the number of saving shares which will be held by the Telecom Italia savings shareholders after the merger will be higher than the number of Telecom Italia saving shares currently held by those shareholders. Therefore after the merger the Telecom Italia saving shareholders will be entitled, in absolute terms and on a cumulative basis, to a higher dividend.

The exchange shall predominantly be covered by a redistribution of Olivetti capital as it stands at the completion of the merger. It has consequently been deemed appropriate to adjust the post-merger par value of Olivetti shares – ordinary and savings – to €0.55 (equal to the par value of Telecom Italia shares) in place of the present par value of €1.

As a result of and following the merger, Olivetti shall adopt Telecom Italia's name and company purpose. More generally, Olivetti shall also adopt new bylaws drafted on the basis of Telecom Italia's current bylaws. The change to Olivetti's bylaws is necessary in order to allow the incorporating company, Olivetti, to operate after the merger in all sectors where Telecom Italia currently has a presence, particularly with regard to the regulated activities that Telecom Italia is authorized to conduct in accordance with legal provisions that require a specific company purpose.

Pursuant to the change in company purpose, **Olivetti shareholders will be entitled to exercise withdrawal rights. Olivetti has entered into a 9 billion euro facility agreement** to meet any requirements arising from the exercise of withdrawal rights. Any portion of this facility not used for withdrawals will be set aside for a **partial voluntary tender offer** on Telecom Italia ordinary and savings shares under the terms already noted.

The headquarters of the company resulting from the merger will be in Milan, at the current headquarters of Telecom Italia.

The strategic offices for the Olivetti Group's manufacturing activities currently undertaken by Olivetti-Tecnost will remain in Ivrea.

Main changes to the bylaws resulting to the merger

With regards to the changes to the bylaws of the company resulting from the merger, the following should be noted:

- as regards the Telecom Italia bylaw clause concerning the special powers held by the Italian Ministry of the Economy and Finance (the golden share), the Shareholders' Meeting shall be recommended to approve a clause that disposes of the power of the Ministry to approve material shareholders' agreements as well as of the power of the Ministry to appoint one member of the Board of Directors and one statutory auditor. The Ministry has declared that it considers necessary for the bylaws of the company resulting from the merger to retain the Ministry's power of approval over the acquisition of significant equity stakes in the company's share capital, as well as the Ministry's veto power.

- The savings shares to be allocated to Telecom Italia savings shareholders under the terms of the exchange, shall enjoy the same privileges as those that previously applied to Telecom Italia savings shares, including the ability to satisfy their rights through the distribution of reserves, introduced in the meantime in the Telecom Italia bylaws.

§

The merger will become effective starting from the date of the final registration of the merger deed at the relevant company register offices, or at a later date if so established in the merger deed. The date is expected to be at the beginning of August 2003.

For accounting and tax purposes the merger will be effective as of the 1st of January of the year in which the merger becomes effective.

The ordinary and savings shares issued by Olivetti in exchange for Telecom Italia shares (which shall be cancelled as a result of the merger) will be cum-dividend. The effectiveness of the merger shall be subject to the admission for listing of the saving shares issued in exchange for the Telecom Italia saving shares on the automated market run by Borsa Italiana S.p.A.

A request will be made for admission for listing of the new ordinary and savings shares of the post-merger company on the New York Stock Exchange.

As a result of the merger and of the reallocation of a differing number of shares to Olivetti shareholders, the conversion ratio of Olivetti convertible bonds and the ratio and exercise price of Olivetti warrants shall be subject to an adjustment, to take into account the new par value of the shares and to reflect the allocation ratio applicable to Olivetti shareholders.

Olivetti shall additionally pass resolutions on ad hoc capital increases to serve the Telecom Italia stock option plans, to match the allocation ratio applicable to Telecom Italia increases.

Three billon euros already available for public tender offer

Olivetti bond conversion applications (for which the last day is today) received since the most recent notification of a capital increase (3 April 2003) corresponded to around 5.6 million Olivetti shares. This leaves a balance of outstanding bonds with potential conversion rights corresponding to around 3 billion shares (of par value one euro each) on a fully converted basis. These bonds may not be converted until the date of the Shareholders' Meeting, and therefore may not be used for any corresponding exercise of withdrawal rights. Assuming that the withdrawal price (based upon an average of stock market prices between 26 November 2002 and 14 April 2003) is in the region of one euro, the resources available for the partial voluntary public tender offer for Telecom Italia ordinary and savings shares would be in excess of 3 billion euros, out of a 9 billion euro credit facility.

§

The Olivetti Board of Directors has called a Shareholders' Meeting on 24, 25 and 26 May 2003.

The Telecom Italia Board of Directors has called a Shareholders' Meeting on 24 and 25 May 2003.

Documentation regarding the merger plan shall be available during the 30 days following the Shareholders' meetings.

The new Board of Directors of the company resulting from the merger

Olivetti board members consider their mandate to be essentially completed with the merger of Telecom Italia into Olivetti, and are handing in their notice with effect from the date upon which the operation becomes effective.

The agenda of the Olivetti Shareholders' Meeting to be held in May shall therefore include the appointment of a new Board of Directors for the company resulting from the merger. The recommendation shall be to elect a Board of Directors which essentially replicates the current Telecom Italia Board, and which shall remain in office until the expiry of the natural term of the current Telecom Italia Board (that is to say, for one year only, until adoption of the 2003 financial statements). In addition to ensuring continuity in Telecom Italia's management, this will also enable the company resulting from the merger to be managed by directors whose election was characterized by rules of governance and by election mechanisms, most notably list voting, that shall be carried forward into the bylaws of the company resulting from the merger.

Dividend distribution

The Telecom Italia Board of Directors shall recommend to the Shareholders' Meeting a dividend equal to 0.1768 euros for each ordinary share and 0.1878 euros for each savings

share, through distribution of reserves of capital and revenues up to a maximum of 1,333 million euros. The dividend distributed will be eligible for:

- allocation of a full tax credit which may be used without restriction, amounting to 56.25% on the 0.0459 euro portion per ordinary share and 0.0488 euro portion per savings share;
- no tax credit allocation restricted to the 0.1309 euro portion of each ordinary share and the 0.1309 portion of each savings share, as these amounts have been withdrawn from the "share premium reserve".

The dividend for both classes of shares shall be paid from 26 June 2003, ex-coupon on 23 June 2003.

The dividend recommended by the Board is additional to the dividend distributed in December 2002.

* * *

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Olivetti
Press Office and Communications
+39 0125 522885 or 2639
www.olivetti.it

Investor Relations: +39 06 3688.3378
www.olivetti.it

Telecom Italia
Communication & Media Relations
Corporate Press office: +39 06 3688 2610
www.telecomitalia.it/stampa

Investor Relations: +39 06 3688 2381 or 3378
www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward- looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;
- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;
- Telecom Italia's ability to continue the implementation of its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;
- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- SEAT's ability to successfully implement its internet strategy;
- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.



olivetti

JOINT PRESS RELEASE
PIRELLI & C. REAL ESTATE – OLIVETTI

GREEN LIGHT FOR THE INTEGRATION OF THE FACILITY MANAGEMENT ACTIVITIES OF OLIVETTI AND PIRELLI & C. REAL ESTATE:

- **OLIVETTI'S BUSINESS VALUED AT 22.5 MILLION EURO**
- **THE NEW COMPANY, WHOLLY OWNED BY PIRELLI & C. REAL ESTATE, WILL BECOME ONE OF THE SECTOR LEADERS, WITH REVENUES OF ABOUT 150 MILLION EURO - ONCE FULLY OPERATIONAL -, MORE THAN 500 EMPLOYEES AND BRANCH OFFICES THROUGHOUT ITALY**

Milan, April 4th, 2003 – **Pirelli & C. Real Estate** and **Olivetti** signed an agreement today – as per the terms of the so-called Tiglio project – for the **integration of the facility management operations** of Olivetti Multiservices and Pirelli & C. RE Facility Management.

The operation will take place through the allocation of Treasury shares currently owned by Pirelli & C. Real Estate - in line with the approach adopted by the Group in its most recent acquisitions of services companies – to Olivetti. The latter will in turn cede their facility management operations, which are valued at 22.5 million Euro and concentrated within a specially formed company: OMS Facility.

The number of Pirelli & C. Real Estate shares to be transferred is 809,946 (just under 2% of the share capital) and was agreed by the parties on the basis of valuations carried out by Mediobanca and KPMG, respectively. Lazard acted as financial advisor for the operation while the Chiomenti law firm acted as legal advisor.

The agreement also provides for a further settlement, should this be required, to be finalised on December 31st, 2005, on the basis of the stock exchange price performance of Pirelli & C. Real Estate.

With this operation, along with the acquisitions of Altair Facilities Management, Cam Energia e Servizi and the Service Division of RAS, made in 2002 , Pirelli & C. Real Estate has joined the ranks of the leading players **in Italy** in the facility management sector, with **business volumes** that, once fully operational, will be in the order of **150 million** Euro.

With the integration of Olivetti's facility management activities, Pirelli & C. RE Facility Management will now have **over 500** staff working out of **operational branches** in all of Italy's main cities (including Milan, Turin, Ivrea, Genoa, Verona, Rome, Naples and Bari) thus providing **nation-wide territorial coverage**.

Carlo Puri Negri is President of the new company, which will be run by Managing Director, Enrico Saraval, founder of the Altair Group and one of the pioneers of facility management in Italy.

# # #

Facility management co-ordinates and directly manages the gamut of services aimed at real estate users, mainly in the services sector, improving their quality and optimising their efficiency, thus allowing the client to concentrate on his core business. First developed in the Unites States in the Eighties, facility management in Europe – and especially in Italy – has today become one of the sectors with the **strongest growth potential** among specialist real estate services.

Against this backdrop - and also drawing on **synergies** with the **other real estate services companies within the Pirelli & C. Real Estate Group** – Pirelli & C. RE Facility Management has over the last few years enjoyed significant growth, both internally and through acquisitions of key market players. As a result of this latest acquisition, the Company will be able to broaden and diversify its product and service ranges.

Pirelli & C. RE Facility Management can draw on its in-house resources to perform a series of activities that include: space planning (redesign of spaces), property technical services and the related technological plant (energy management, co-generation), information services & communication technology and document management (management of paper files, optical filing and archives).

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Disclaimer

Except as provided below, any offer to purchase or sell securities pursuant to the transaction referred to herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities to be issued in the merger process referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares referred to herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934. The proposed cash tender offer for a portion of the Telecom Italia savings shares referred to herein is not being made and will not be made, directly or indirectly, in or into the United States.

OLIVETTI: LAUNCH OF BANK FACILITIES SYNDICATION FOR 15.5 BILLION EUROS IN CONNECTION WITH THE PROPOSED MERGER OF TELECOM ITALIA AND OLIVETTI

Ivrea, 21 March 2003

Olivetti announces that the syndication of bank facilities for a total of 15.5 billion euros was launched today.

These facilities are provided to support the proposed merger of Telecom Italia and Olivetti, announced on 12 March, which takes into account the potential cash out to any Olivetti shareholders that may exercise their withdrawal rights and a potential subsequent partial voluntary tender offer (the "Tender") by Olivetti for Telecom Italia ordinary and savings shares.

As part of the transaction, Olivetti has mandated Banca Intesa SpA, Barclays Capital, BNP Paribas, HSBC Bank plc, J.P. Morgan plc, The Royal Bank of Scotland plc and Unicredit Banca Mobiliare SpA (together the Mandated Lead Arrangers) to underwrite and arrange 15.5 billion euros facilities. JP Morgan has been appointed Global Co-ordinator of the Facilities and, together with Banca Intesa SpA and Unicredit Banca Mobiliare SpA, Joint Bookrunner.

The facilities will consist of:

- a 9 billion euro term loan facility that will fund the withdrawal and the Tender. The facility will be divided in three tranches of 364 days, 18 months and two years (the first two tranches with a term out option of six months and the latter with one at twelve months);
- a 6.5 billion euro revolving facility that will be available to guarantee an appropriate liquidity margin. This facility shall be divided in two tranches of 364 days and three years (the first one with a term out option of twelve months).

* * *

The merger referred to herein relates to the securities of two non U.S. companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements to be included in the disclosure documents, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a non U.S. company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a non U.S. company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.